# SEC Schedule 13D/A (Amendment No. 3) — Beneficial ownership report by holders of more than 5% of a class

Issuer: CLEARONE INC, CIK 0000840715
CUSIP: 18506U203
Title of class of securities: Common Stock, Par Value $0.001 Per Share
Address of issuer's principal executive offices: 7533 S Center View Ct. #5311, West Jordan, Utah (UT), 84084
Date of event which requires filing of this statement: 08/04/2026
Amends the filing with accession number 0001493152-26-009042
Filed by CIK 0002057383
Persons authorized to receive notices and communications: Benasz Hansotia, c/o Sichenzia Ross Ference Carmel LLP, 1185 Avenue of the Americas, 26th Floor, New York, New York (NY), 10036, 646-885-6532

## Reporting persons
- First Finance Ltd. (CIK 0002057383): type of reporting person: corporation (CO); citizenship or place of organization: United States (X1); source of funds: working capital (WC); sole voting power 1,641,162; shared voting power 0; sole dispositive power 1,641,162; shared dispositive power 0; aggregate amount beneficially owned 1,641,162 (61.3% of the class)
- Hromyk Andrew (CIK 0001145688): type of reporting person: individual (IN); citizenship or place of organization: Canada (Federal Level) (Z4); source of funds: other (OO); sole voting power 0; shared voting power 1,641,162; sole dispositive power 0; shared dispositive power 1,641,162; aggregate amount beneficially owned 1,641,162 (61.3% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, Par Value $0.001 Per Share
Name of issuer: CLEARONE INC
Address of issuer's principal executive offices: 7533 S Center View Ct. #5311, West Jordan, Utah (UT), 84084

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
On March 2, 2026, First Finance Ltd. entered into a Securities Purchase Agreement with ClearOne, Inc. (the "Issuer") pursuant to which First Finance Ltd. agreed to acquire, for a total purchase price of $1,750,000, (i) 437,500 shares of the Issuer's common stock and (ii) a warrant to purchase up to 437,500 shares of common stock (the "Warrant"). The transaction closed on or around March 6, 2026.

On August 4, 2026, pursuant to the Agreement and Plan of Merger (the "Merger Agreement") by and among the Issuer, CLRO Merger Sub, Inc., a wholly-owned subsidiary of the Issuer ("Merger Sub"), Cortigent, Inc. ("Cortigent"), and Vivani Medical, Inc. ("Vivani"), pursuant to which Merger Sub will merge with and into Cortigent, with Cortigent surviving as a wholly-owned subsidiary of the Issuer, First Finance Ltd. entered into a Warrant Cancellation Agreement with the Issuer pursuant to which First Finance Ltd. surrendered and cancelled the Warrant in its entirety for no consideration. As a result of the Warrant Cancellation Agreement, First Finance Ltd. no longer holds any derivative securities of the Issuer.

## Item 4. Purpose of Transaction
Purpose of transaction: This Amendment No. 3 is being filed to report the cancellation of the Warrant in its entirety for no consideration. On July 1, 2026, the Issuer entered into the Merger Agreement, pursuant to which Merger Sub will merge with and into Cortigent, with Cortigent surviving as a wholly-owned subsidiary of the Issuer. As consideration for all of the issued and outstanding shares of common stock of Cortigent, Vivani will receive 12,500,000 shares of the Issuer's common stock. The Merger Agreement was disclosed by the Issuer in a Current Report on Form 8-K filed with the SEC on July 6, 2026. As the majority beneficial owner of the Issuer's common stock, the Reporting Persons are supportive of the Merger Agreement. Except as described herein, the Reporting Persons have no plans or proposals which relate to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D. The Reporting Persons reserve the right to change their plans and intentions at any time, as they deem appropriate.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: First Finance Ltd. directly owns 1,641,162 shares of the Issuer's common stock. Based upon an aggregate of 2,675,412 shares of common stock issued and outstanding as of August 5, 2026, according to information provided by the Issuer, the shares of the Issuer's common stock owned by First Finance Ltd. constitute approximately 61.3% of the common stock of the Issuer as calculated in accordance with Rule 13d-3(d)(1). Mr. Hromyk beneficially owns 1,641,162 shares of the Issuer's common stock, resulting from Mr. Hromyk's pecuniary interest in First Finance Ltd., constituting approximately 61.3% of the common stock of the Issuer. Following the cancellation of the Warrant on August 4, 2026, neither First Finance Ltd. nor Mr. Hromyk holds any derivative securities of the Issuer.
Number of shares as to which each person has sole or shared power to vote or dispose: First Finance Ltd. beneficially owns 1,641,162 shares of the Issuer's common stock. Mr. Hromyk beneficially owns 1,641,162 shares of the Issuer's common stock, resulting from Mr. Hromyk's pecuniary interest in First Finance Ltd. Neither First Finance Ltd. nor Mr. Hromyk holds any right to acquire additional shares of the Issuer's common stock.
Transactions in the class effected during the past sixty days: On August 4, 2026, pursuant to the Merger Agreement, First Finance Ltd. entered into the Warrant Cancellation Agreement with the Issuer as described in Item 3 above. Except as set forth herein, the Reporting Persons have not effected any other transactions in any securities of the Issuer in the past 60 days.
Other persons with the right to receive dividends or sale proceeds: N/A
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: N/A

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: On August 4, 2026, pursuant to the Merger Agreement, First Finance Ltd. entered into the Warrant Cancellation Agreement with the Issuer, pursuant to which First Finance Ltd. surrendered and cancelled the Warrant to purchase up to 437,500 shares of the Issuer's common stock for no consideration. A copy of the Warrant Cancellation Agreement is filed as an exhibit hereto.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
99.1 - Warrant Cancellation Agreement, dated as of August 4, 2026, by and between ClearOne, Inc. and First Finance Ltd. (incorporated by reference to Exhibit 10.1 to the Issuer's Current Report on Form 8-K filed with the SEC on August 5, 2026).

99.2 - Joint Filing Agreement, dated as of November 26, 2025, by and between Andrew Hromyk and First Finance Ltd. (previously filed as an exhibit to Amendment No. 1).

## Signatures
- First Finance Ltd.: /s/ Andrew Hromyk, Andrew Hromyk, Principal (08/06/2026)
- Hromyk Andrew: /s/ Andrew Hromyk, Andrew Hromyk, Self (08/06/2026)